UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2023 (Report No. 2)

Commission file number: 001-41502

WEARABLE DEVICES Ltd.

(Translation of registrant’s name into English)

5 Ha-Tnufa Street

Yokne-am Illit, Israel 2066736

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

CONTENTS

This Report of Foreign Private Issuer on Form 6-K consists of Wearable Devices Ltd.’s (the “Registrant”): (i) Unaudited Condensed Consolidated Interim Financial Statements as of June 30, 2023, which is attached hereto as Exhibit 99.1; and (ii) Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2023, which is attached hereto as Exhibit 99.2.

The contents of this Form 6-K are incorporated by reference into the registration statement on Form S-8 (File No. 333-269869) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Wearable Devices Ltd.’s Unaudited Interim Condensed Financial Statements as of June 30, 2023.
99.2	Wearable Devices Ltd.’s Management’s Discussion and Analysis of Financial Condition and Results of Operation for the Six Months Ended June 30, 2023.
101	The following financial information from the Registrant’s Unaudited Interim Condensed Financial Statements as of June 30, 2023, formatted in XBRL (eXtensible Business Reporting Language): (i) Interim Condensed Consolidated Balance Sheets, (ii) Interim Condensed Consolidated Statements of Comprehensive Loss, (iii) Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity (Deficit); (iv) Interim Condensed Consolidated Statements of Cash Flows, and (v) Notes to the Interim Condensed Consolidated Financial Statements.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wearable Devices Ltd.

Date: August 29, 2023	By:	/s/ Asher Dahan
Asher Dahan
Chief Executive Officer

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